Modern PVC Inc.
                                51-01 39th Avenue
                                   Unit HH-12
                             Queens, New York 11104

                                                                October 25, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jay Ingram

     Re:  Modern PVC Inc.
          File Number 333-181606

Dear Mr. Ingram:

     In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Modern PVC Inc. (the "Company") hereby requests that the Registration Statement described above (the "Registration Statement") be accelerated so that it will become effective at 10:00 am on Thursday, November 1, 2012, or as soon as practicable thereafter. In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

     1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

     3. The Company may not assert the declaration of effectiveness or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile
(516) 887-8250, email address david@dlubinassociates.com.

     Thank you for your attention to this matter.

                                          Very truly yours,

                                          MODERN PVC INC.


                                          By: /s/ Vadims Horosevskis
                                              ----------------------------------
                                          Name:  Vadims Horosevskis
                                          Title: President
                                                 (Principal Executive, Financial
                                                 and Accounting Officer)